Exhibit 99.1

ReneSola Power Announces Changes to Board of Directors

STAMFORD, Conn., July 23, 2021 -- ReneSola Ltd ("ReneSola Power" or the "Company") (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that Mr. Wade (Wenjun) Li resigned from the Company's Board of Directors to pursue other interests. Mr. Li has served on the Company's Board since October 2019. With Mr. Li's resignation, the Board of Directors has appointed Ms. Maggie Ma to the Company's Board. Both of these changes are effective immediately.

Ms. Ma served as ReneSola Power's Chief Financial Officer from April 2016 to February 2018. She resigned as the Company’s Chief Financial Officer in February 2018 to serve as Chief Financial Officer at Shanghai STEP Electric Corporation (002527.SZ). Prior to that, Ms. Ma joined ReneSola Power in February 2011 and served as our interim chief financial officer from October 2015 to March 2016, as the vice president of financial control between October 2013 and October 2015, and as our director of internal control between February 2011 and October 2013. Ms. Ma has more than 20 years of experience in finance and internal control areas, including over 15 years of management experience.

Mr. Yumin Liu, Chief Executive Officer of ReneSola Power, commented, “We are excited to welcome Maggie back to ReneSola Power as a board member. Her strong executive leadership experience, deep knowledge of the solar industry, and solid experience in financial operations will benefit the Company as we grow and expand our project pipeline. I look forward to partnering with Maggie along with our other Board members, as we continue to advance ReneSola Power’s mission to become a leading global solar power project developer.”

Mr. Liu continued, "Wade has made significant contributions to ReneSola Power since he joined the Board in October 2019. On behalf of the Company's Board members and ReneSola Power's management team, I would like to thank Wade for his valuable service to the Company and wish him success in his endeavors."

About ReneSola Power

ReneSola Power (NYSE: SOL) is a leading global solar project developer and operator. The Company focuses on solar power project development, construction management and project financing services. With local professional teams in more than 10 countries around the world, the business is spread across a number of regions where the solar power project markets are growing rapidly, and can sustain that growth due to improved clarity around government policies. The Company's strategy is to pursue high-margin project development opportunities in these profitable and growing markets; specifically, in the U.S. and Europe, where the Company has a market-leading position in several geographies, including Poland, Hungary, Minnesota and New York.

For investor and media inquiries for ReneSola Power, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

+1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Power

Ms. Ella Li

+86 21 6280-9881 x8004

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com